Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended		Year Ended
	February 26, 2017		November 27, 2016		November 29, 2015		November 30, 2014		November 24, 2013		November 25, 2012
	(Dollars in thousands)
Earnings:
Income before income taxes	$88,814		$407,260		$310,398		$153,854		$322,613		$195,881
Add: Fixed charges	37,701		142,458		146,500		182,831		195,071		197,771
Add: Amortization of capitalized interest	222		869		958		1,040		876		571
Subtract: Capitalized interest	283		1,085		1,121		905		1,201		1,028

Total earnings	$126,454		$549,502		$456,735		$336,820		$517,359		$393,195

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$19,934		$73,170		$81,214		$117,597		$129,024		$134,694
Capitalized interest	283		1,085		1,121		905		1,201		1,028
Interest factor in rental expense(1)	17,484		68,203		64,165		64,329		64,846		62,049

Total fixed charges	$37,701		$142,458		$146,500		$182,831		$195,071		$197,771

Ratio of earnings to fixed charges	3.4	x	3.9	x	3.1	x	1.8	x	2.7	x	2.0	x

(1)	Utilized an assumed interest factor of 33% in rental expense.